UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

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CLST HOLDINGS, INC.

(Name of Registrant as Specified in its Charter)

RED OAK PARTNERS, LLC

THE RED OAK FUND, L.P.

PINNACLE FUND, LLLP

PINNACLE PARTNERS, LLC

BEAR MARKET OPPORTUNITY FUND, L.P.

DAVID SANDBERG

CHARLES BERNARD

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PROXY STATEMENT

This proxy statement is being furnished to holders of the common stock of CLST Holdings, Inc. (“CLST” or the “Company”) in connection with the solicitation of proxies by Red Oak Partners, LLC, The Red Oak Fund, L.P., Pinnacle Fund, LLLP, Pinnacle Partners LLC, Bear Market Opportunity Fund, L.P., Charles Bernard and David Sandberg, whom we refer to collectively as “Red Oak” in this proxy statement, to be used at the Annual Meeting of Stockholders (the “Annual Meeting”) of CLST.

Time and Place of the Annual Meeting

The Annual Meeting is being held on December 15, 2009 at the Hilton Dallas Lincoln Centre, 5410 LBJ Freeway, Dallas, Texas, at 10:00 a.m. local time.

All stockholders who own shares of CLST stock as of October 30, 2009, the record date for the Annual Meeting, are entitled to notice of and to vote at the Annual Meeting or any adjournments thereof.

Voting materials, which include this Proxy Statement and a BLUE proxy card, will be sent to some or all stockholders on or about November 19, 2009. Stockholders who do not receive this statement and a BLUE proxy but wish to receive them can contact MacKenzie Partners as indicated on the last page of this Proxy Statement.

If your shares are held in the name of a brokerage firm, bank or nominee, only that entity can vote such shares and only upon receipt of your specific instruction. Accordingly, we urge you to contact the person responsible for your account and instruct that person to execute the BLUE proxy card on your behalf.

This proxy statement does not constitute formal notice of the Annual Meeting; however, pursuant to a court order entered into on December 13, 2009 and described below under the caption “Litigation Between Red Oak and CLST,” CLST must either mail this notice by December 2, 209 or provide Red Oak a copy of the notice and permit it to mail the notice.

YOUR VOTE IS IMPORTANT. If you agree with the reasons for Red Oak’s solicitation set forth in this Proxy Statement and believe that the election of the Red Oak nominees to the Board of Directors can make a difference, please vote for the election of the Red Oak nominees, no matter how many or how few shares you own. We also ask you to support the Red Oak positions on proposals 2 through 8 described below.

RED OAK URGES YOU NOT TO SIGN ANY PROXY CARD THAT IS SENT TO YOU BY THE COMPANY, EVEN AS A FORM OF PROTEST – PLEASE READ OUR PROXY AND MAKE AN INFORMED VOTE ON THE BLUE PROXY CARD.

By executing the BLUE proxy card, you will authorize us to vote FOR the election of the Red Oak nominees, AGAINST Proposals 2 and 3, and FOR Proposals 4 through 8, unless you instruct us otherwise. If you have already signed a proxy card sent to you by the Company, you may revoke that proxy at any time prior to the time a vote is taken by (i) submitting a duly executed proxy bearing a later date to the Secretary of the Company, (ii) filing with the Secretary of the Company a later dated written revocation or (iii) attending and voting at the Annual Meeting in person.

Red Oak notes that only two director positions will be filled as a result of the Annual Meeting and that two incumbent directors will remain in office, because the Company has a “classified” board of directors. Even if both of the Red Oak nominees are elected, the other two incumbent directors, Messrs. Durham and Tornek, will be able to prevent the Red Oak nominees from taking actions, because a tie vote means no action is taken. However, the Red Oak nominees, if elected, may be able to block actions by the incumbent directors, such as stock grants and approval of transactions that they regard as inconsistent with the CLST plan of dissolution. Even in such instances, the incumbent directors may attempt to use the existing committee structure, including an executive committee which does not include any new directors, to take actions. The Red Oak nominees would oppose any actions they did not believe were in shareholders’ best interests by all appropriate means, including seeking the appointment of a fifth director and convening a 2010 meeting to elect additional directors, but cannot be assured of success in such efforts.

The persons and entities which constitute Red Oak are described below in the section entitled “Certain Information Regarding the Participants.” This proxy statement sometimes refers to Red Oak as “we,” “us,” “our” and variants of those words.

WHY YOU WERE SENT THIS PROXY STATEMENT

You are receiving a Proxy Statement and proxy card from us because you owned shares of CLST common stock on October 30, 2009, the record date. This Proxy Statement describes important issues on which we would like you, as a stockholder, to vote. It also gives you information on these issues so you can make an informed decision.

When you sign the proxy card, you appoint David Sandberg and Charles Bernard as your representatives at the meeting. They will vote your shares, as you have instructed them on the proxy card, at the Annual Meeting. If you sign and return a BLUE proxy card without giving specific voting instructions, your shares will be voted FOR the Red Oak nominees, AGAINST the selection of Whitley Penn LLP, AGAINST ratification of the Company’s 2008 stock incentive plan and FOR Proposals 4 through 8. If you plan to attend the Annual Meeting we recommend that you complete, sign, and return your BLUE proxy card in advance of the meeting just in case your plans change. This way, your shares will be voted whether or not you attend the Annual Meeting.

REASONS FOR THE SOLICITATION

We are large shareholders and we do not trust the current Board – we believe they have granted stock to themselves at the clear cost to shareholders and we wish to replace Robert Kaiser as a director and to elect a director to a vacant seat on the Board. Shareholders already approved dissolution of the Company, yet the current board, in the absence of any shareholder vote or approval, has spent Company funds to buy receivables and installment contracts, and has established a long-term incentive plan of which they are currently the only beneficiaries. Even though the incumbent Board is allowed to do this by Delaware law and the Company charter, we think these actions are adverse to shareholder interests.

After shareholders approved a plan of dissolution in early 2007, Mr. Durham, Mr. Tornek, and Mr. Patrick O’Donnell solicited proxies and won a July, 2007 proxy fight for control of the Board, partly through a “pitch” made to shareholders at that time that they intended to continue with the plan of dissolution and by criticizing the prior Board for failing to hold annual meetings and annual director elections. Despite this, Messrs. Durham and Kaiser failed to hold an annual meeting the very next year and did not call the 2009 annual meeting until after a derivative suit was filed against them which sought, among other things, to see such a meeting called. Their current proxy claims that the 2008 meeting was postponed until 2009 – due in large part to the enormous dislocations suffered by the world economy in August and September 2008 – so they wanted to wait until 2009. We remind shareholders that CLST had no operating business which could be affected by the global economy. The bottom line is that by not holding an annual meeting, they deprived shareholders of any ability to vote for Directors, assuring their own continuance in office.

They then approved (without shareholder approval) an incentive plan which gave them the right to issue themselves up to nearly half of the company’s stock and then spent nearly $0.50/share of the Company’s cash to purchase receivables, including approximately $0.10 per share in transactions with insiders. To ensure some of these transactions would be approved, they excluded the sole independent director from interfering by forming an executive committee bearing all powers and authority of the Board and did not inform shareholders until 27 days later. We recognize the actions of the directors in setting up the incentive plan were within their authority under Delaware law, the Company’s Amended and Restated Certificate of Incorporation, as amended, and the Company’s Amended and Restated Bylaws, but believe that by doing this at a time when they were the only persons who would benefit, they diluted the interests of all other shareholders. Further, Company’s filings made immediately subsequent to the formation of the executive committee were drafted to omit any reference to the executive committee. While there is no express requirement to disclose the formation of the committee, we believe shareholders deserved to know this promptly. Below is a timeline of the current Board’s actions. Please read below for a clearer understanding as to why we do not trust them and wish to replace them. They:

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issued incomplete SEC filings pertaining to their entrance into material definitive agreements, which they only recently re-filed with additional information at a time when the SEC is scrutinizing their public filings.

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approved – without shareholder vote – an incentive plan giving them the right to grant themselves up to nearly 50% of the Company’s shares, which they only scaled back after being openly challenged by us. Even with this revision, CLST’s directors will still have granted themselves the right to issue up to 10% of the Company’s shares that were outstanding prior to the date the 2008 Long Term Incentive Plan was first proposed. We openly question why such a plan must be created and exist at all if the Company was operating under the already shareholder-approved plan of dissolution – why does the Board need long-term incentives?

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granted themselves 300,000 shares each in an incentive plan not approved (or even put to vote) by shareholders, in which each of their shares vest ratably in increments of 100,000 per year over 3 years. Despite the full 300,000 shares per director not being vested due to their not having served for all three years (and thus earning them), they have permitted themselves to each vote all 300,000 self-granted shares immediately, the net effect being they have artificially increased their voting power and can use their non-vested voting rights to cast a larger number of shares than they otherwise would be able to in direct support of re-electing themselves in director elections in which they are being opposed. Further, they can also cast more votes than we believe they have a right to cast in favor of the very transactions they have enacted – including their very right to have these shares as well as related-party transactions – which are being questioned, and this also unfairly sways voting results. We acknowledge that all these actions are legal under Delaware law, even without shareholder approval. We criticize these actions because the Company had approved a plan of dissolution and had no obvious need for long-term stock incentives. We believe the effect of these grants was to dilute the interests of all other holders and increase the incumbent Board’s holdings.

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added a new director (David Tornek), and have claimed that he is “independent.” This is technically correct, because Mr. Tornek has no financial ties to the Company and is not related to the other directors. We believe this technical independence is not likely to result in objective, unbiased scrutiny of Company decisions. The incumbents (in their preliminary proxy materials) do not disclose that Mr. Tornek has done business with current director Tim Durham for years, knows him personally, and has been featured in news articles with him. These news articles describe joint investments in at least one restaurant and joint service on another board. In our opinion, the purpose of independence is to assure arms-length negotiating and assure that objectivity is maintained. We believe Mr. Tornek is clearly not independent of Mr. Durham in a practical sense because we believe his judgment will be biased by their business and personal relationship and dealings.

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enacted a rights plan which limited all shareholders from buying more than 4.9% of the Company’s shares without being subject to dilution (unless exempted by the Board), and just eight days later they granted Tim Durham, his co-worker, and his firm, 12% of the Company’s shares. In exchange for substantial amounts of both CLST’s cash and stock, Mr. Durham (and his co-worker and his firm) sold receivables they apparently did not wish to keep. After this transaction, and two other receivables purchases, the vast majority of the cash which was on the Company’s balance sheet four months earlier was gone. This came about despite section 3 of the shareholder approved plan of dissolution stating that CLST could only engage in business activities to preserve the value of the Company’s assets. Since the company’s assets were its $16 million in cash plus the value of its NOLs - and since neither were in jeopardy and both were preserved at the time - we do not understand why CLST’s directors felt they should engage in business activities which, instead of preserving value, put the very cash they were trusted to preserve at risk.

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have used Jackson Walker as corporate counsel at potentially excessive if not ludicrous costs. When we asked recent Chairman and current CEO Robert Kaiser about why CLST was spending $2 million in selling, general and administrative expense in its fiscal 2008 year when it had no operations, he informed us that Jackson Walker had been paid nearly $400,000, largely for SEC filing work in 2008. We note that in that fiscal year, CLST had the following filings with the SEC: two 8-Ks (2 and 5 pages, respectively); one notice of inability to timely file form 10K (3 pages); one Form 3 amendment (1 page); and the standard three 10Qs and one 10K. Nothing else was filed by the Company or by Jackson Walker on behalf of the Company. We also remind shareholders that CLST’s directors chose to not hold an annual meeting that year, thus Jackson Walker did not produce a proxy for the Company. Further, in recent filings, CLST said that it spent $1 million legal and professional fees primarily due to its lawsuits in the May 31 quarter, much of which probably went directly to Jackson Walker. We believe the amount paid to Jackson Walker may be much greater now.

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called an annual meeting for director elections for May, 2009 only after CLST’s directors were made acutely aware that Delaware Section 211 would be used to compel an annual meeting. As a reminder, this is the same rule Durham and his colleagues used against the prior board before immediately ceasing to hold annual meetings.

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delayed the annual meeting twice since first calling it for May, 2009. The second time they delayed it was in mid-August, 2009. Despite informing Red Oak that this second delay was due to CLST’s “limited resources” (due to having to address an SEC inquiry into their filings), they immediately commenced with numerous additional requests for legal discovery in the derivative suit filed against them (all of which were denied) and then issued a detailed preliminary proxy.

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bought or arranged purchases of shares during what we believe were “blackout” periods. Specifically, CLST’s quarter ended August 31, 2009, and until they report earnings their directors possess non-public information as described below. Despite this, shortly prior to the September 25 record date for the upcoming annual meeting directors Kaiser and Tornek each reported purchases of 12,990 and 448,003 shares, respectively. As they each were presumably aware of information about the Company’s performance in the August quarter, the Company’s ending cash balance, the cash flow used or generated in the quarter, and the performance of the various receivables they have burdened shareholders with (by using shareholder cash), we believe they possessed non-public information. Despite this, they still purchased stock shortly before the upcoming vote in which Kaiser’s directorship is being contested, their Board may be deadlocked, and earnings and currently non-public information they possess has been released to the public and to shareholders.

WHAT RED OAK WANTS

We seek shareholder support to win this election, replace directors and at least deadlock the Board so that directors Durham and Tornek cannot pursue additional or wasteful spending in efforts which directly conflict with what they claim is still an active shareholder approved plan of dissolution. Although we recognize that the Company’s “classified” board structure will not let Red Oak elect enough directors to take actions that Messrs. Durham and Tornek oppose, we believe that being able to delay or stop future receivables transactions and stock grants will be of value to all holders. We also believe that as directors our nominees would have access to information and an ability to advise shareholders of important information in a timely manner. We intend to ask the courts to appoint an independent fifth director if necessary and hope to witness a majority vote by the Board to hold the next annual meeting in April/ early May, 2010, which would represent a reasonable six months subsequent to the fiscal year end, which is November 30, 2009. If we win that election and successfully replace directors Durham and Tornek (as is our intent), we intend to investigate the actions of directors Kaiser, Durham, and Tornek, as well as of their service providers such as Jackson Walker, to investigate all bank statements, bills, Board minutes, and any and all other information we are able to access in order to determine whether directors have acted in the best interests of shareholders. If pursuant to a fair investigation we find wrongdoing, we intend to seek damages on behalf of all shareholders and to distribute as much cash back to shareholders as quickly as possible because we intend to continue with the shareholder approved plan of dissolution, as shareholders have already asked the Company and directors to do.

Additionally, we intend to:

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entirely eliminate all director incentive plans and stock or option rights granted to directors.

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implement a director compensation plan of $10,000/year per director, $100/board call, $500/board meeting, and a $15,000/year cap per director on fees. We also intend to amend bylaws such that any changes to director compensation require shareholder approval.

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continue with the shareholder-approved plan of dissolution.

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investigate all information related to the $3.6 million change of control payment paid directly by Brightpoint to Mr. Kaiser after Mr. Kaiser led – in his role as CEO – the sale of CLST assets to Brightpoint in 2006, stepped down for a period of months in order to accept the payment from Brightpoint, and then rejoined the Company.

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propose that (i) shareholders be permitted to call special meetings under far more shareholder-friendly terms than currently exist and (ii) the staggered Board structure be removed and changed to annual director elections. Both of these changes would ensure that directors (ourselves included) are not entrenched and can be replaced by shareholder majority vote, and represent improved corporate governance. This will take some time to implement, because our nominees cannot submit such changes for shareholder approval unless at least one other director joins in voting to do this. However, if the incumbent directors refuse to implement such shareholder-friendly measures, we will ask other shareholders to join us in replacing them as soon as possible.

We recognize that with a deadlocked board we may not be able to do this until after the next annual meeting in 2010, which is why we will seek to have this meeting held as soon as possible. We believe that even a deadlocked board will promote shareholder interests by avoiding future receivables purchases and stock grants.

THE CURRENT CLST BOARD HAS NEGLIGIBLE PUBLIC COMPANY BOARD EXPERIENCE ASIDE FROM CLST

Mr. Durham serves on only one other public company board - National Lampoon. Mr. Tornek’s only other Board is also National Lampoon, which he joined after his personal and business colleague Mr. Durham joined its Board. Mr. Kaiser sits on only one other public Board which he only joined recently in late 2008, and his background listed in CLST’s proxy omits his 5 year “stint” at what he refers to as “Skytel/Worldcom” on a personal resume he sent to Red Oak in late 2008. We note this disclosure is not formally required to be in the Company’s proxy. Importantly, Mr. Patrick O’Donnell, CLST’s other management nominee, does not sit on any public company boards. Although their current directors claim that their tenure at CLST is of value in evaluating their ability to serve as capable directors, for many reasons already explained in this proxy, we believe that this is precisely why they should not be elected and we encourage all shareholders to evaluate their actions while serving on CLST’s Board.

Mr. Bernard does not sit on any public company boards but Mr. Sandberg sits on three public Boards – SMTC Corp, EDCI, Inc (which has just recently approved a plan of dissolution), and Asure Software, all of which he joined in 2009. We believe that shareholders have been hurt by a Board which has not permitted shareholders their right to vote for directors annually and has engaged in transactions we openly question. We believe that Mr. Bernard and Mr. Sandberg – with many years each of financial experience – are highly qualified to evaluate the financial health of CLST, to investigate past actions of the current Board, and – as representatives of the Red Oak Group – are the Company’s largest shareholders and thus are more directly aligned with shareholders bests interests.

The proposed slate of Red Oak nominees will, if elected, constitute half of the Board of Directors. Red Oak believes that the Red Oak nominees, if elected to the Board of Directors, will be more responsive to shareholder interests, as evidenced by their efforts in this proxy to allow shareholders to express their views on the incentive plan and the three receivables contracts.

If elected, the Red Oak nominees do not anticipate that they will have any conflicts of interest with respect to the Company, because they have not sought and will not seek transactions with it, and recognize that they will owe fiduciary obligations to all stockholders. None of the Red Oak nominees has any contract, arrangement or understanding with the Company, or any other direct financial interest concerning the Company, other than through the beneficial ownership of stock of the Company by the Red Oak nominees disclosed in this Proxy Statement and in filings with the Securities and Exchange Commission by Red Oak. Red Oak notes that its derivative lawsuit described below will, if successful, benefit Red Oak only in the same manner as all other holders, because any recovery will be paid to the Company. Thus, Red Oak does not believe it has any special interest in the lawsuit. All the Red Oak nominees satisfy the independence criteria and meet the financial expertise requirements of Item 407 of Regulation S-K either by having actively supervised a principal financial officer or by experience in assessing and evaluating financial statements.

PROPOSALS

We are soliciting your proxy to vote for the following proposals (the “Proposals”), which we intend to submit for approval at the Annual Meeting:

PROPOSAL 1:

ELECTION OF DIRECTORS

At CLST’s 2009 Annual Meeting, two directors will be elected for terms expiring at the 2011 and 2012 annual meetings of stockholders, respectively, or until their respective successors are duly elected or appointed and qualified. Red Oak is seeking your support at the Annual Meeting to elect its nominees in opposition to management’s nominees. Each of Red Oak’s nominees has consented to serve as a director of the Company if elected and each of the nominees has consented to being named in this proxy statement. Shares represented by BLUE proxies returned duly executed to Red Oak will be voted, unless otherwise specified, FOR the election of the two nominees named below.

RED OAK’S NOMINEES FOR DIRECTOR

CHARLES BERNARD, 36, has been the Managing Director of White Peaks Asset Management since its 2002 inception. Prior to that he was the portfolio manager of Vision Quest Capital from 1998-2001. Mr. Bernard received a BBA in Finance and a BA in Economics from the University of Iowa.

DAVID SANDBERG, 37, is a managing member, founder, and portfolio manager of Red Oak Partners, LLC, a NY-based hedge fund, since its March 2003 inception. Previously, Mr. Sandberg co-managed JH Whitney & Co’s Green River Fund from 1998-2002. Mr. Sandberg received a BA in Economics and a BS in Industrial Management from Carnegie Mellon University. He presently serves on the Boards of SMTC Corp., EDCI Holdings, Inc., and Asure Software, Inc.

The number of shares of the Company’s common stock beneficially owned by, and the percentage beneficial ownership of each of Red Oak’s nominees as of the date of this proxy statement are set forth on Exhibit A to this Proxy Statement. Red Oak beneficially owns an aggregate of 4,561,554 shares of CLST’s total outstanding common stock. Red Oak believes it is CLST’s largest stockholder. Red Oak owns approximately 19.05% of CLST’s total outstanding common stock based on the Company’s statement in its Quarterly Report on Form 10-Q/A filed November 5, 2009 for the quarterly period ended August 31, 2009 that there were 23,949,282 outstanding shares of Common Stock outstanding on October 14, 2009.

If elected, the Red Oak nominees would be responsible for managing the business and affairs of the Company. The Red Oak nominees understand that, as directors of the Company, each of them has an obligation under Delaware law to scrupulously observe his duty of care and duty of loyalty to the Company and all of its stockholders, not just those nominating him.

WE STRONGLY RECOMMEND THAT YOU VOTE “FOR” THE ELECTION OF THE RED OAK NOMINEES

 PROPOSAL 2:

RATIFICATION OF SELECTION OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

According to the Company’s proxy statement, at the Annual Meeting a vote will be held to ratify the selection of Whitley Penn LLP as the Company’s independent registered public accounting firm for the fiscal year ended November 30, 2009. The affirmative vote of a majority of the shares of Common Stock present at the Annual Meeting in person or by proxy is necessary to ratify Whitley Penn LLP’s appointment. The Company’s proxy statement notes that “Stockholder ratification is not required for the selection of Whitley Penn LLP, since the Audit Committee has the responsibility for the selection of the Company’s independent auditors. Nonetheless, the selection is being submitted for ratification at the Annual Meeting solely with a view toward soliciting the stockholders’ opinion thereon, which opinion will be taken into consideration in future deliberations.” As the Company proxy points out, the vote of stockholders will not be binding on the Company. Red Oak objects to the ratification of Whitley Penn LLP as the Company’s independent registered public accounting firm as it believes that Whitley Penn LLP is conflicted by its work for the incumbent managers and believes that CLST may obtain the services of skilled accountants from other firms for less than the amounts paid Whitley Penn LLP. Because the Annual Meeting is being held close to the end of CLST’s fiscal year, it may not be economical for 2009 to change accounting firms if work has commenced, and Red Oak’s nominees may be unable to change accounting firms in any event unless at least one other director agrees. Nevertheless, Red Oak will vote proxies against Proposal 2 even if work has commenced because Red Oak still believes that shareholders should express their views and hopes that the Board considers them. If the Company does not issue a press release informing shareholders of any change in the status of the auditors’ work, Red Oak intends that its nominees, if elected, will.

If you sign and return a BLUE proxy card but do not indicate how your shares should be voted, your shares will be voted AGAINST the ratification of Whitley Penn LLP as auditors.

PROPOSAL 3

RATIFICATION OF THE COMPANY’S

AMENDED AND RESTATED 2008 LONG TERM INCENTIVE PLAN

The Company is seeking ratification of the Company’s Amended and Restated 2008 Long Term Incentive Plan (the “2008 Plan”) by stockholders. The effectiveness of the 2008 Plan is not subject to stockholder approval. Red Oak opposes this ratification and, as noted below, has submitted a proposal asking holders to disapprove the plan. Red Oak is requesting holders to give authority to vote “No” on Proposal 3. The following discussion is qualified in its entirety by the full text of the 2008 Plan, a copy of which is attached as Annex A to the Company’s proxy materials filed October 19, 2009 and comprises Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q/A filed November 5, 2009 for the quarterly period ended August 31, 2009.

On December 1, 2008, the Board of Directors approved the 2008 Long Term Incentive Plan. The 2008 Plan has a term of 10 years and is administered by the Board, unless and until the Board delegates administration to a committee of the Board. Initially, the 2008 Long Term Incentive Plan provided that the aggregate number of shares of common stock of the Company that could be issued under the 2008 Long Term Incentive Plan was 20,000,000 shares. However, effective September 11, 2009, in what Red Oak believes is a response to its criticism of the plan, the Board amended and restated the 2008 Long Term Incentive Plan to reduce the aggregate number of shares of common stock of the Company that may be issued under the 2008 Plan from 20,000,000 shares to 2,000,000 shares. The Board wants you to ratify the Amended and Restated 2008 Long Term Incentive Plan. Red Oak asks that, instead, you disapprove the Plan through this advisory vote. Red Oak sees no need for a company like CLST to provide directors a long-term incentive when the shareholders have approved dissolution of the company.

This Plan simply transfers partial ownership of the Company to insiders who should instead be seeking to complete the dissolution and return assets to shareholders.

Issuances under the Plan

The 2008 Long Term Incentive Plan was adopted by the Board on December 1, 2008, and (after Red Oak criticized it) was subsequently amended and restated on September 11, 2009 to decrease the number of shares of common stock of the Company that may be issued under the 2008 Plan from 20,000,000 to 2,000,000. On December 1, 2008, the Board approved the grant of 300,000 shares of restricted stock to each of Timothy S. Durham, Robert A. Kaiser and Manoj Rajegowda. Of each restricted stock grant, 100,000 shares vested on the date of grant and the remaining 200,000 of the shares vest in two equal annual installments on each anniversary of the date of grant. Subsequently, on February 24, 2009, Mr. Rajegowda surrendered all stock issuances provided to him during the course of his Board membership in connection with his resignation from the Board. Subsequently on March 5, 2009, the Board approved the grant of 300,000 shares of restricted stock to David Tornek. Of each restricted stock grant, 100,000 shares vested on the date of grant and the remaining 200,000 of the shares vest in two equal annual installments on each anniversary of the date of grant. Red Oak believes these issuances were not needed to retain Messrs Kaiser, Durham or Tornek nor were they in shareholders’ best interests, and should not have been made.

Red Oak recommends a vote AGAINST proposal 3.

Red Oak also believes that the Company shareholders should have an opportunity to express their views on recent Company actions. Therefore Red Oak plans to introduce four proposals for consideration at the Annual Meeting, even though the board of directors has made it clear in their September 25, 2009 preliminary proxy statement that they will not feel bound by this advisory shareholder vote.

PROPOSAL 4

RED OAK PROPOSAL REGARDING COMPLETION OF DISSOLUTION

Red Oak intends to submit the following proposal for stockholder vote at the Annual Meeting.

RESOLVED, that the stockholders hereby request the board of directors to complete the dissolution approved at the stockholder meeting held in 2007.

Red Oak recommends that you vote FOR this proposal.

The Board’s proxy statement contains a lengthy discussion of why the Board believes it will take a long time to complete the dissolution. Red Oak simply believes the stockholders can and should adopt this proposal to remind the Board they want the dissolution completed as soon as possible. As recent history has shown, the incumbent management has been handsomely compensated during the delay in dissolving CLST, and has engaged in transactions such as restricted stock awards and buying assets from Mr. Durham, which Red Oak believes benefited managers more than stockholders. The recent receivables transactions reduced Company cash and exposed shareholders to the risks of an illiquid secondary market for receivables. The risk of a portfolio of receivables is obviously greater than the risk of insured bank accounts and U.S. treasury securities, and we believe that such greater risk is not appropriate for a company in the dissolution process. As the Company proxy states “the market for [such] portfolios has recently worsened.” This illustrates the need to encourage the Board to complete the dissolution as soon as possible, even though, as the Board states, our vote is not legally binding on the Board.

Therefore, we recommend that you vote “FOR” Proposal 4.

PROPOSAL 5

RED OAK PROPOSAL REGARDING 2008 LONG TERM INCENTIVE PLAN

Red Oak intends to submit the following proposal for stockholder vote at the Annual Meeting.

RESOLVED, that the stockholders hereby disapprove the 2008 long term incentive plan adopted by the board of directors and request the board of directors not to issue any additional share grants or option grants under such plan and request that the directors rescind their approval of such plan.

Red Oak recommends that you vote FOR Proposal 5.

The discussion of the 2008 Plan under Proposal No. 3 above is hereby incorporated by reference. As described about Proposal No. 3, the Board amended and restated the 2008 Long Term Incentive Plan to decrease the number of shares of common stock authorized under the 2008 Long Term Incentive Plan from 20,000,000 to 2,000,000 after Red Oak criticized the Plan, and is now seeking ratification of the Amended and Restated 2008 Long Term Incentive Plan but will probably not act to change the Plan if stockholders do not approve it. As noted above we believe the Plan benefits insiders without helping stockholders. Therefore, we recommend that you vote “FOR” Proposal No. 5 and “AGAINST” Proposal No. 3.

The Board has said it will not take any action with respect to this Proposal. The plan did not require shareholder approval and will remain in effect unless at least one other director joins in rescinding it, even if both Red Oak nominees are elected.

PROPOSAL 6

RED OAK PROPOSAL REGARDING NOVEMBER 10, 2008 TRANSACTION

Red Oak intends to submit the following proposal for stockholder vote at the Annual Meeting.

RESOLVED, that the stockholders hereby advise the board of directors that they do not approve of the transaction purportedly entered into as of November 10, 2008 whereby CLST Asset I, LLC, a wholly owned indirect subsidiary of the Company, entered into a purchase agreement to acquire the outstanding equity interest in FCC Investment Trust I and request the directors to take any available and appropriate action.

Red Oak recommends that you vote FOR Proposal 6.

The Board acquired several portfolios of receivables and said it believed that each of these acquisitions would provide a better investment return for stockholders and better preserve the value of CLST assets when compared to the low interest rates available on cash investments and other investment alternatives. The board also states that “[we] believe that the market for our portfolios has recently worsened.” Section 3 of the plan of dissolution states that CLST may not engage in any business activities except to the extent necessary to preserve the value of the Company’s assets, wind up the Company’s affairs, and distribute the Company’s assets.

Red Oak believes that instead of preserving value, these transactions put CLST assets at risk, caused CLST to incur unnecessary expense, and may have provided benefits to insiders. Red Oak believes that the portfolio of receivables, which are subject to credit risks and potential default, is riskier than the insured bank accounts and U.S. treasury securities CLST was holding.

The Board has said that “if a negative vote results, we will not take any action with respect to this Proposal.” Red Oak’s nominees, if elected, likely would be unable to seek to rescind the receivables purchases or seek to sell this portfolio because the Red Oak nominees would need the vote of at least one other director to do so.

Nonetheless, Red Oak recommends a vote FOR Proposal No. 6 because the shareholders should be asking the Board not to put assets at risk.

PROPOSAL 7

RED OAK PROPOSAL REGARDING DECEMBER 12, 2008 TRANSACTION

Red Oak intends to submit the following proposal for stockholder vote at the Annual Meeting.

RESOLVED, that the stockholders hereby advise the board of directors that they disapprove of the transaction purportedly entered into as of December 12, 2008 pursuant to which CLST Asset Trust II, an indirect wholly owned subsidiary of the corporation, entered into a purchase agreement to acquire certain receivables on or before February 28, 2009 and request the directors to take any available and appropriate actions.

Red Oak recommends that you vote FOR Proposal 7.

The Board stated that it expects that it will take several years to implement the plan of dissolution and says it determined to acquire several portfolios of receivables with the intention of generating a higher rate of return on CLST assets than the Company was receiving on its cash and cash equivalent balances. Since that time the Board states that “We believe that the market for our portfolios has recently worsened.” Red Oak believes the Board was trusted to preserve value and should not be engaged in such investments which increase risk. Red Oak believes that the portfolio of receivables, which are subject to credit risks and potential default, is riskier than the insured bank accounts and U.S. treasury securities CLST was holding. CLST and its holders should not face a risk of losing value in a non-liquid secondary market for receivables and installment contracts.

The Board has stated that “If a negative vote results, we will not take any action with respect to this Proposal.” Red Oak’s nominees, if elected, likely would be unable to seek to rescind the receivables purchases or seek to sell this portfolio because the Red Oak nominees would need the vote of at least one other director to do so.

Red Oak recommends a vote FOR proposal 7.

PROPOSAL 8

RED OAK PROPOSAL REGARDING FEBRUARY 13, 2009 TRANSACTION

Red Oak intends to submit the following proposal for stockholder vote at the Annual Meeting.

RESOLVED, that the stockholders advise the board of directors that they do not approve of the transaction purportedly entered into as of February 13, 2009 whereby CLST Asset III, LLC, an indirect wholly owned subsidiary of the Company purchased certain receivables, installment contracts and related assets owned by Fair Finance Company and request the directors to take any available and appropriate actions.

Red Oak recommends that you vote FOR Proposal 8.

In a transaction entered into in February 13, 2009, the Executive Committee (which had recently been set up to exclude the only independent director, Mr. Rajegowda) approved a transaction with Mr. Durham and his affiliated companies. In return for cash of $1,797,178, debt of $898,588 and 2,496,077 shares (about 12% of the Company’s stock) this group sold the Company a portfolio of receivables with a face value of $3,709,500.

It is unclear when the deal really closed. The documents are dated February 13, but Mr. Durham’s filings claim he received the stock on February 17 and the board’s advisor, Business Valuation Advisors, did not issue or sign its report until February 17. A transaction on February 13 would not have “triggered” or violated the Company’s new rights plan adopted on February 5 in what Red Oak believes was a response to its proposed tender offer. While this uncertainty about the closing date does not necessarily indicate an attempt to avoid the rights plan, because the Board also exempted Mr. Durham’s stock acquisition from the effects of the rights plan, it does suggest confusion, poor drafting, and a haste to close before the advisor’s final report was fully considered. Red Oak believes that this February transaction was intended in part to perpetuate the directors in office by significantly increasing Mr. Durham’s voting rights, and that this motive, rather than a belief the purchase of receivables would benefit holders, was predominant.

Further, as with the two other receivable transactions, Red Oak believes the company assets should not have been exposed to an illiquid secondary market for receivables. As the Board concedes in its September 25, 2009 preliminary proxy statement, “the market for [such] receivables has recently worsened.”

The Board has stated that “If a negative vote results, we will not take any action with respect to this Proposal.” Red Oak’s nominees, if elected, likely would be unable to seek to rescind the receivables purchases or seek to sell this portfolio because the Red Oak nominees would need the vote of at least one other director to do so.

Red Oak still believes holders should make their views known and vote FOR proposal 8.

BACKGROUND OF THIS SOLICITATION

•

Red Oak began to invest in CLST in January, 2009 after several communications with CLST’s CEO Robert Kaiser (telephone calls on or about November 19, November 24 and December 1, 2009) in which Kaiser confirmed that the Company was under a plan of dissolution and was trading at a material discount to its cash value. Kaiser also indicated CLST believed certain liabilities shown on the balance sheet were not actually due, and would not have to be paid, and that CLST’s NOLs would offset any taxes owed from these liabilities not needing to be paid. This made CLST an attractive investment.

•

On the afternoon of February 3, 2009, Red Oak announced its intent to tender for up to 70% of CLST’s common shares outstanding at a 67% premium to its 30-day average price.

•

On February 6, CLST announced it had adopted a rights plan with a record date as of February 16, restricting the ownership levels of all shareholders. Because the 16th was a holiday and the market was closed, this meant that the last trading day for purchases exempt from the rights plan was Friday, February 13.

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Before the market opened on February 9, Red Oak announced it was abandoning its intent to tender for shares of CLST because CLST had adopted its rights plan, which would preclude a purchase of 70% of CLST.

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After Red Oak announced it would not tender for 70% of CLST, several holders requested Red Oak to purchase their shares before the rights plan precluded such transactions. Red Oak purchased shares from several holders.

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Days later, CLST filed a lawsuit seeking a TRO (temporary restraining order) against Red Oak and its affiliates claiming irreparable damage had been caused and that Red Oak had purchased as much as all of the volume which had been recorded in the market since Red Oak announced its tender.

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On February 18, Red Oak filed its Schedule 13D indicating it owned approximately 22% of CLST’s stock (when excluding shares CLST’s directors granted themselves), and included its individual share purchases which showed all shares purchased through February 13.

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On February 19, Tim Durham filed a Form 4 indicating his beneficial holdings had been increased on February 17.

•

On February 20, CLST reported it had issued 12% of CLST’s common shares and $1.8 million of shareholder (Company) cash to CLST Director Tim Durham, Durham’s company Fair Finance, and its Chairman James Cochran, in exchange for receivables owned by Fair Finance. Durham and Fair Finance received 97% of the cash and stock in the transaction, with Cochran directly receiving just 3%.

•

On March 2, CLST filed its 10K for the year ending November 30, 2008. The 10K disclosed for the first time that directors Durham, Tornek, and Kaiser had formed an “executive committee” on February 3. Such committee excluded sole independent director Manoj Rajegowda and had the power of the full Board. The executive committee excluded Mr. Rajegowda from participating in any decisions or meetings of the Board, including the adoption of the rights plan and of the Durham transaction. The 10K also included exhibit 99.1 which contained Mr. Rajegowda’s resignation letter, dated February 24, in which he accused the other directors of having enacted an “interested” transaction rather than a “disinterested” transaction.

•

On March 4, Red Oak reported in its 13D that it had initiated a derivative suit against CLST’s Directors Kaiser, Durham, and Tornek.

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On March 5, CLST amended its previous reports to provide more information about the receivables purchase agreements. We believe this was due in part to the threat of the lawsuit filed against the directors described below.

•

On March 18, Red Oak sent a request pursuant to Delaware law, Section 220, to inspect books and records of CLST. CLST rejected this request.

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On March 19, Red Oak issued stockholder nomination and proposal letters, filed in Red Oak’s Amendment to Schedule 13D on April 28, 2009.

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On March 25, CLST reported preliminary earnings for its February, 2009 quarter. The release claimed “encouraging results.” CLST had not reported preliminary earnings in any other quarter and – in its most recent preliminary proxy – has stated that the market for its purchased portfolios of receivables has worsened. We believe this 1-time report of preliminary earnings was an attempt by management to promote its results and win investor approval just before the original record date set for the then-May annual meeting.

•

On April 6, 2009, CLST issued to Red Oak a letter rejecting its March 19 nominating and proposal letters and offering to permit one nominee in each of two classes and limited proposals for vote at the annual election if Red Oak sterilized (agreed not to vote) all shares purchased from February 4 - February 13. If Red Oak did not agree, CLST said that it would delay its annual meeting (then set for May 22) to September 25. Because CLST was aware that Red Oak had purchased most of its shares from February 9-13 (after Red Oak had abandoned its intent to tender for shares), CLST was asking Red Oak to sterilize almost all of its voting rights. Red Oak rejected this “request,” and only after Red Oak rejected this did CLST re-initiate its litigation against Red Oak in Federal court, claiming Red Oak did not make accurate disclosures and had purchased shares illegally – all of which Red Oak rejects, in entirety.

•

On August 17, CLST reported that it had delayed its annual meeting to October 27.

•

On September 17, CLST announced that on September 11 Tim Durham had replaced Robert Kaiser as Chairman of the Board. Red Oak believes that this change may have occurred to protect defendants Kaiser, Durham, and Tornek, by attempting to entrench one of them in the Chairman role in the event Kaiser is replaced as a director at the upcoming annual meeting. Because the Chairman role possesses certain powers not shared by other directors, such as the right to call special board meetings and stockholder meetings, this would serve their collective best interests.

•

On September 25, CLST filed Form 4’s for directors Kaiser and Tornek related to their stock purchases less than 10 days prior to the record date of the upcoming annual meeting and director elections and during what Red Oak believes should have been a blackout period due to presumed insider knowledge of material non-public information.

Litigation between Red Oak and CLST.

The following is a discussion of certain lawsuits filed by CLST against Red Oak and by Red Oak against CLST.

On or about January 30, 2009, Red Oak requested that the Company provide a stockholder list and security position listings which it said it would use to make a tender offer. On February 3, 2009, Red Oak announced its plan to commence a tender offer to acquire up to 70% of CLST’s outstanding shares of common stock at $0.25 per share. On February 5, 2009, CLST adopted a stockholder rights plan which became effective on February 16, 2009. Because the Company’s Rights Plan would make it impossible to tender for 70% of the shares, Red Oak announced on February 9, 2009 that it had abandoned its intention to make a tender offer. After being contacted by several disappointed holders, Red Oak negotiated through February 13, 2009 to acquire shares of CLST common stock in privately negotiated transactions, at various prices, and in several non-negotiated market purchases, resulting in its beneficial ownership of 4,561,554 shares of the CLST common stock.

On February 13, 2009, CLST filed a lawsuit in the United States District Court for the Northern District of Texas against Red Oak Fund, L.P., Red Oak Partners, LLC, and David Sandberg (the “Federal Court Action”). The original complaint and application for injunctive relief alleged that defendants engaged in violations of federal securities laws in making purchases of CLST common stock and sought to enjoin any future unlawful purchases of CLST stock by them, their agents, and persons or entities acting in concert with them. CLST asserted claims against the defendants based on alleged violations of Section 13(d) and 14 of the Exchange Action and certain rules promulgated thereunder.  CLST argued that without an injunction, Red Oak may be successful in taking control of CLST.

Red Oak strongly denied all of these allegations. On April 6, 2009, CLST filed a first amended complaint and an application for injunctive relief.  Also on April 6, 2009, the Board postponed the Annual Meeting of stockholders previously scheduled for May 22, 2009 until September 25, 2009.

On October 13, 2009, the Federal court in Dallas rejected CLST’s request for a preliminary injunction.  The court held that CLST management cannot use the federal securities laws to prevent Red Oak from voting its shares or taking control of CLST.  At the appropriate time, Red Oak may also assert counter claims against CLST in the Federal Court Action.

On March 2, 2009, certain members of Red Oak and Jeffrey S. Jones (“Jones”) filed a derivative lawsuit against Robert A. Kaiser, Timothy S. Durham and David Tornek in the 134th District Court of Dallas County, Texas (the “State Court Action”). The petition alleges that Messrs. Kaiser, Durham and Tornek entered into self-dealing transactions at the expense of the Company and its stockholders and violated their fiduciary duties of loyalty, independence, due care, good faith, and fair dealing. The petition asks the Court to order, among other things, a rescission of the alleged self-interested transactions by Messrs. Kaiser, Durham and Tornek; an award of compensatory and punitive damages; and that the Company hold an Annual Meeting of stockholders, or that the Company appoint a conservator to oversee and implement the dissolution plan approved by stockholders in 2007.

On April 30, 2009, Red Oak and Jones amended their petition in the State Court Action. In addition to the relief already requested, the petition sought to compel the Company to hold its 2008 and 2009 annual stockholders’ meetings within sixty days; to enjoin Messrs. Kaiser, Durham, and Tornek from any interference or hindrance of such meetings or the election of directors; to enjoin Messrs. Kaiser, Durham, and Tornek from voting any shares of stock acquired in the alleged self-dealing transactions; and to appoint a special master to conduct the annual meeting.

On August 28, 2009, the parties to the State Court Action executed a Stipulation Regarding the Company’s Annual Meeting of Stockholders (“Stipulation”). The Court approved the Stipulation the same day and entered an order identical to the Stipulation’s terms. Pursuant to the Stipulation, absent a determination by the Court of good cause shown, the Company must hold its annual stockholders’ meeting for the election of one Class I director and one Class II director and consideration of any properly submitted proposals that are proper subjects for consideration at an annual meeting of a Delaware corporation on October 27, 2009, with a record date for that meeting of September 25, 2009.

On October 9, 2009, the Court entered a two-page order in the State Court Action dismissing without discussion the derivative claims and staying the non-derivative claims. Red Oak intends to appeal the decision.

On November 12, 2009, the parties to the State Court Action executed the Second Stipulation Setting and Regarding An Annual Meeting of Stockholders (“Second Stipulation”). The Court approved the Second Stipulation on November 13, 2009 and entered an order identical to the Second Stipulation’s terms. Pursuant to the Second Stipulation, absent a determination by the Court of good cause shown, the Company must hold its annual stockholders’ meeting for the election of one Class I director and one Class II director and consideration of any properly submitted proposals that are proper subjects for consideration at an annual meeting of a Delaware corporation on December 15, 2009, with a record date for that meeting of October 30, 2009. The Company must provide Red Oak with a notice of the Annual Meeting addressed to all stockholders on or before December 1, 2009 for a meeting held on December 15, 2009, which notice Red Oak will be entitled to distribute if the Company has not mailed notice on or before December 2, 2009.

PARTICIPANTS

The following are, under SEC rules, participants in this solicitation of proxies from the Company’s stockholders in connection with the upcoming election of the Company’s Board of Directors: Red Oak Partners, LLC, The Red Oak Fund, L.P., Pinnacle Fund, LLLP, Pinnacle Partners LLC, Bear Market Opportunity Fund, L.P., Charles Bernard and David Sandberg and each of the Red Oak nominees. The business addresses and ownership of Company securities with respect to each of the participants is provided in Exhibit A hereto. Transactions in Company securities by the participants are described on Exhibit B hereto. Other than as set forth in this Proxy Statement, including the exhibits hereto, none of the participants have any substantial interest, direct or indirect, in the matters to be voted on at the Annual Meeting. Red Oak participants are plaintiffs in the derivative lawsuit described above, but do not have any separate interest because of such litigation. Any recovery in the derivative lawsuit will be paid to the Company and will benefit all shareholders proportionally.

VOTING INFORMATION AND PROCEDURES

Who Can Vote at the Annual Meeting

The record date for determining stockholders entitled to notice of and to vote at the Annual Meeting is October 30, 2009, 2009 (the “Record Date”). Stockholders of the Company as of the Record Date are entitled to one vote at the Annual Meeting for each share of common stock of the Company, $0.01 par value per share (the “Common Stock”), held on the Record Date. The Company stated in its Quarterly Report on Form 10-Q/A filed November 5, 2009 for the quarterly period ended August 31, 2009 that there were 23,949,282 shares of Common Stock issued and outstanding as of October 14, 2009.

How to Vote

You may vote by mail, telephone or Internet.

You may vote by mail by signing your BLUE proxy card and returning it in the enclosed, prepaid and addressed envelope. If you mark your voting instructions on the proxy card, your shares will be voted as you instruct. If you sign and return a BLUE proxy card but do not make any specific choices, your shares will be voted FOR the election of the Red Oak nominees and AGAINST the ratification of Whitley Penn as auditors. You may also vote by telephone or Internet by following the instructions on your BLUE proxy card.

You may vote in person at the meeting.

We will ask the Company to pass out written ballots to anyone who wants to vote at the meeting. If you hold your shares in street name, you must request a legal proxy from your stockbroker in order to vote at the meeting. Holding shares in “street name” means your shares of stock are held in an account by your stockbroker, bank, or other nominee, and the stock certificates and record ownership are not in your name. If your shares are held in “street name” and you wish to attend the Annual Meeting, you must notify your broker, bank, or other nominee and obtain the proper documentation to vote your shares at the Annual Meeting.

If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only that entity can vote your shares and only upon its receipt of your specific instructions. Accordingly, please contact the person responsible for your account at such entity and instruct that person to execute and return our proxy card on your behalf indicating a vote FOR our Nominees in Proposal 1, AGAINST ratification of the appointment of Whitley Penn as CLST’s independent auditor in Proposal 2, AGAINST Proposal 3 and FOR Proposals 4 through 8. You should also sign, date and mail the voting instruction form your broker or banker sends you when you receive it (or, if applicable, vote by following the instructions supplied to you by your bank or brokerage firm, including voting by telephone or via the Internet). Please do this for each account you maintain to ensure that all of your shares are voted.

A large number of banks and brokerage firms are participating in a program that allows eligible stockholders to vote by telephone or via the Internet. If your bank or brokerage firm is participating in the telephone voting program or Internet voting program, then such bank or brokerage firm will provide you with instructions for voting by telephone or the Internet on the voting form. Telephone and Internet voting procedures, if available through your bank or brokerage firm, are designed to authenticate your identity to allow you to give your voting instructions and to confirm that your instructions have been properly recorded to vote FOR our Nominees in Proposal 1 and AGAINST ratification of the appointment of Whitley Penn as CLST’s independent auditor in Proposal 2, AGAINST Proposal 3 and FOR Proposals 4 through 8. Stockholders voting via the Internet should understand that there might be costs that they must bear associated with electronic access, such as usage charges from Internet access providers and telephone companies. If your bank or brokerage firm does not provide you with a voting form, but you instead receive our proxy card, you should mark the proxy card to indicate a vote FOR our Nominees in Proposal 1 and AGAINST ratification of the appointment of Whitley Penn as CLST’s independent auditor in Proposal 2, AGAINST Proposal 3 and FOR Proposals 4 through 8, date it and sign it, and return it in the provided envelope.

Revocability of Proxies

Any proxy may be revoked by you at any time prior to the time a vote is taken by delivering to the Secretary of the Company a notice of revocation bearing a later date, by delivering a duly executed proxy bearing a later date or by attending the Annual Meeting and voting in person.

Holders who used Internet or telephone voting procedures can follow the revocation procedures specified on the Internet voting site or via the telephone voting program. Holders whose shares are held through a broker in “street name” can instruct the broker to change or revoke any instructions previously given for voting their shares. Holders who wish assistance in contacting the Company or their broker can contact MacKenzie Partners, Inc. (“MacKenzie Partners”) at (800) 322-2885 (toll free) or (212) 929-5500 (collect).

Only holders of record as of the close of business on the Record Date will be entitled to vote at the Annual Meeting. If you were a stockholder of record on the Record Date, you will retain your voting rights for the Annual Meeting even if you sell your shares after the Record Date. Accordingly, it is important that you vote the shares held by you on the Record Date, or grant a proxy to vote such shares, even if you sell such shares after the Record Date.

ALTHOUGH YOU MAY VOTE MORE THAN ONCE, ONLY ONE PROXY WILL BE COUNTED AT THE ANNUAL MEETING, AND THAT WILL BE YOUR LATEST-DATED, VALIDLY EXECUTED PROXY

Quorum Requirement

The presence, in person or by proxy, of a majority of the shares of Common Stock outstanding entitled to vote as of the Record Date at the Annual Meeting must be present to constitute a quorum. If you return valid proxy instructions or attend the meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting or withhold your votes. Broker non-votes also will be counted for purposes for determining the existence of a quorum. A broker non-vote occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker, bank or other nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

Required Vote

With respect to Proposal 1 and assuming a quorum is present, the nominee in each Director class, whether nominated by management or Red Oak, receiving the highest number of votes will be elected as a director. Stockholders do not have the right to cumulate votes and must either vote in favor or withhold voting for nominees. Broker non-votes will have no effect on the outcome of Proposal 1.

With respect to Proposal 2 and assuming a quorum is present, ratification of CLST’s appointment of Whitley Penn as the Company’s independent auditors requires approval by a majority of votes present in person or by proxy at the Annual Meeting. Abstentions may be specified and will count as a vote against Proposal 2. Broker non-votes will be not be deemed to count either for or against Proposal 2.

With respect to Proposals 3 through 8 and assuming a quorum is present, approval of Proposals 3 through 8 will require the affirmative vote of a majority of the votes cast at the meeting in person or by proxy. Abstentions will be treated as a vote AGAINST Proposals 3 through 8.

Appraisal Rights

The Company’s stockholders have no appraisal rights under Delaware General Corporation Law in connection with the Annual Meeting.

Solicitation

The entire expense of preparing and mailing this Proxy Statement and any other soliciting material and the total expenditures relating to the solicitation of proxies (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, accountants, public relations, transportation and litigation) will be borne by Red Oak. In addition to the use of the mails, proxies may be solicited by Red Oak Partners, LLC, other Participants and/or their employees by telephone, telegram, and personal solicitation, for which no additional compensation will be paid to those persons engaged in such solicitation. Red Oak has also retained MacKenzie Partners as information agent.

Red Oak estimates that its total expenditures relating to the solicitation of proxies will be approximately $80,000 (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, accountants, public relations, transportation, and litigation). Total cash expenditures to date relating to this solicitation have been approximately $25,000.

Red Oak currently intends to seek reimbursement from the Company for its actual expenses in connection with this solicitation but recognizes that even if Red Oak elects both of its nominees, the board will be deadlocked.

ADDITIONAL INFORMATION ABOUT PARTICIPANTS

None of Red Oak’s nominees is employed by the Company. All of Red Oak’s nominees are citizens of the United States. All the Red Oak nominees satisfy the independence requirements of Item 407 of Regulation S-K and all meet the Item 407 criteria for serving as an audit committee financial expert either by having actively supervised a principal financial officer or by experience in assessing and evaluating financial statements of public companies.

None of Red Oak, any of the persons participating in this proxy solicitation on behalf of Red Oak or any of its nominees within the past ten years (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation with respect to such laws; (iii) was a party to a civil proceeding which ultimately mandated activities that were subject to federal securities laws.

Except as set forth in this proxy statement or in the annexes hereto, none of Red Oak, any of the persons participating in this proxy solicitation on behalf of Red Oak, the Red Oak nominees or, with respect to items (i), (vii) and (viii) of this paragraph, any associate (within the meaning of Rule 14a-1 of the Securities Exchange Act of 1934) of the foregoing persons (i) owns beneficially, directly or indirectly, any securities of the Company, (ii) owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company, (iii) owns any securities of the Company of record but not beneficially, (iv) has purchased or sold any securities of the Company within the past two years, (v) has incurred indebtedness for the purpose of acquiring or holding securities of the Company, (vi) is or has within the past year been a party to any contract, arrangement or understanding with respect to any securities of the Company, (vii) since the beginning of the Company’s last fiscal year has been indebted to the Company or any of its subsidiaries in excess of $120,000 or (viii) has any arrangement or understanding with respect to future employment by the Company or with respect to any future transactions to which the Company or any of its affiliates will or may be a party. In addition, except as set forth in this proxy statement or in the annexes hereto, none of Red Oak, any of the persons participating in this proxy solicitation on behalf of Red Oak, the Red Oak nominees and any associates of the foregoing persons, has had or is to have a direct or indirect material interest in any transaction or proposed transaction with the Company in which the amount involved exceeds $120,000, since the beginning of the Company’s last fiscal year.

Except as set forth in this proxy statement or in the annexes hereto, none of the Red Oak nominees, since the beginning of the Company’s last fiscal year, has been affiliated with (i) any entity that made or received, or during the Company’s current fiscal year proposes to make or receive, payments to or from the Company or its subsidiaries for property or services in excess of five percent of either the Company’s or such entity’s consolidated gross revenues for its last full fiscal year, or (ii) any entity to which the Company or its subsidiaries were indebted at the end of the Company’s last full fiscal year in an aggregate amount exceeding five percent of the Company’s total consolidated assets at the end of such year. None of the Red Oak nominees is, or during the Company’s last fiscal year has been, affiliated with any law or investment banking firm that has performed or proposes to perform services for the Company.

Except as set forth in this proxy statement, none of the corporations or organizations in which the Red Oak nominees have conducted their principal occupation or employment was a parent, subsidiary or other affiliate of the Company, and the Red Oak nominees do not hold any position or office with the Company or have any family relationship with any executive officer or director of the Company or have been involved in any proceedings, legal or otherwise, of the type required to be disclosed by the rules governing this solicitation.

We have no reason to believe that any of the Red Oak nominees will be disqualified or unwilling or unable to serve if elected. Red Oak reserves the right to nominate substitute persons if the Company makes or announces any changes to its bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any of the Red Oak nominees. In such event the Company may claim a substitution is not proper under its charter and bylaws. In addition, if any additional directorships are to be voted upon at the Annual Meeting, Red Oak reserves the right to nominate additional persons to fill the added positions and will appropriately amend this proxy statement. In such case, shares represented by proxies given to us will be voted for any substitute or additional nominees of Red Oak.

Section 16(a) Beneficial Ownership Reporting Compliance

No Red Oak nominee has failed to file any reports related to CLST that are required by Section 16(a) of the Securities Exchange Act of 1934, as amended.

PROXY MATERIALS ONLINE

This Red Oak proxy statement and Red Oak’s other soliciting materials may be accessed at the following website: www.ourmaterials.com/redoakfund.

SHAREHOLDER PROPOSALS

Any shareholder of the Company meeting certain minimum stock ownership and holding requirements may present a proposal to be included in our proxy statement for action at the annual meeting of shareholders to be held in 2010 pursuant to Rule 14a-8 of the Exchange Act. Such shareholder must deliver such proposal to the Company’s corporate secretary at CLST Holdings, Inc., at 17304 Preston Road, Dominion Plaza, Suite 420 Dallas, Texas 75252, not less than 120 calendar days before the anniversary date of the Company’s proxy statement released to shareholders in connection with the Annual Meeting. We believe the Company will release its proxy statement between today and December 15, 2009. When the Company releases its definitive proxy statement, it will contain a specific date.

Shareholder proposals to be presented at the Company’s 2010 annual meeting of shareholders that are not to be included in our proxy statement, including nominees for our Board of Directors, must be received by the Company no later than 60 days prior to such annual meeting, in accordance with the procedures set forth in the Company’s Amended and Restated Certificate of Incorporation, as amended; except that, should less than 70 days’ notice or public disclosure of the date such meeting be given or made to stockholders, such proposal, in order to be timely, must be received no later than close of business on the tenth day following the date on which such notice is mailed or such public disclosure is made.

Where You Can Find More Information

The Company files annual, quarterly and special reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information the Company files with the SEC at the SEC’s public reference room at Station Place, 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the Internet World Wide Web site maintained by the SEC at http://www.sec.gov by selecting “Search” at the top right and then typing “CLST” into the box asking for the Company Name.

OTHER MATTERS

As of the date of this proxy statement, we are not aware of any other matter that will be presented for consideration at the Annual Meeting. However, we do not set the agenda, and the Company may submit additional matters.

Even if you have already returned a proxy card to management, you have every right to revoke your earlier vote by signing, dating and mailing a BLUE proxy card today.

REMEMBER . . . ONLY YOUR LATEST DATED PROXY COUNTS.

LET’S MAKE THE STOCKHOLDERS A PRIORITY AT CLST.

SUPPORT OUR EFFORTS TO ENHANCE SHAREHOLDER VALUE.

VOTE THE BLUE PROXY CARD TODAY!

   YOUR VOTE IS IMPORTANT-PLEASE CALL IF YOU HAVE QUESTIONS

We have retained MacKenzie Partners to act as information agent in connection with this proxy solicitation. If you have any questions or require any assistance, including regarding online access to Red Oak’s proxy materials, please contact MacKenzie Partners, at the following address and telephone number:

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  If you have any questions, require assistance in voting your shares, or need additional copies of Red Oak’s proxy materials, please call MacKenzie Partners at the phone numbers or email address listed below.

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

proxy@mackenziepartners.com

(212) 929-5500 (call collect)

Or

TOLL-FREE (800) 322-2885

Shareholders may also obtain copies of Red Oak’s proxy materials at www.ourmaterials.com/redoakfund

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IT IS IMPORTANT THAT YOU RETURN YOUR PROXY PROMPTLY. PLEASE SIGN AND DATE THE ACCOMPANYING BLUE PROXY CARD AFTER INDICATING A VOTE FOR OUR NOMINEES IN PROPOSAL 1, AGAINST RATIFICATION OF THE APPOINTMENT OF WHITLEY PENN AS CLST’S INDEPENDENT AUDITOR IN PROPOSAL 2, AGAINST PROPOSAL 3 TO

APPROVE THE 2008 STOCK INCENTIVE PLAN AND FOR PROPOSALS 4 THROUGH 8 AND PROMPTLY RETURN USING THE ENCLOSED POSTAGE-PAID ENVELOPE.

EXHIBIT A

INFORMATION ABOUT THE PARTICIPANTS

IN THIS SOLICITATION OF PROXIES

NUMBER OF NUMBER OF PERCENT OF
SHARES SHARES CLASS
DIRECTLY BENEFICIALLY BENEFICIALLY
NAME AND ADDRESS(1) OWNED OWNED (2) OWNED (3)

Red Oak Partners, LLC 0 4,561,554 19.05%

Red Oak Fund, LP 3,341,106 3,341,106 13.95%

Pinnacle Partners, LLC
32065 Castle Court
Suite 100
Evergreen, CO 80439 0 960,448 4.01%

Pinnacle Fund, LLLP
32065 Castle Court
Suite 100
Evergreen, CO 80439 960,448 960,448 4.01%

Bear Market Opportunity
Fund, LP
112 East Pecan Street
Suite 806
San Antonio, TX 78205 260,000 260,000 1.09%

Charles Bernard
59 Presidential Drive
Southborough, MA 01772 0 960,448 4.01%
David Sandberg
654 Broadway, Suite 5
New York, NY 10012 0 4,561,554 19.05%

A-1

(1) * The business address for each Red Oak participant is:

654 Broadway, Suite 5, New York, New York 10012

(2)

The shares reported as beneficially owned by Red Oak Partners, LLC are those owned by Red Oak Fund, LP, Pinnacle Partners, LLC, Pinnacle Fund, LLLP, and Bear Market Opportunity Fund, LP.

(3)

Based on 23,949,282 shares of common stock of CLST Holdings, Inc. outstanding on October 14, 2009, as reported in CLST Holdings, Inc.’s Quarterly Report on Form 10-Q/A filed November 5, 2009 for the quarterly period ended August 31, 2009.

A-2

EXHIBIT B

TRANSACTIONS WITHIN THE PAST TWO YEARS BY THE PARTICIPANTS

IN THIS SOLICITATION OF PROXIES

Red Oak and its Affiliates have made the following purchases and sales of the Company’s securities in the past two years:

Date	Price	# of Shares Bought/(Sold)	Purchaser
1/15/2009	0.150	2,500	Pinnacle
1/15/2009	0.150	2,500	Red Oak
1/28/2009	0.180	1,800	Red Oak
2/2/2009	0.145	2,500	Pinnacle
2/2/2009	0.145	2,500	Red Oak
2/3/2009	0.110	210,000	Pinnacle
2/3/2009	0.110	65,000	Bear
2/3/2009	0.110	725,000	Red Oak
2/9/2009	0.230	172,181	Pinnacle
2/9/2009	0.230	122,512	Pinnacle
2/9/2009	0.230	141,706	Bear
2/9/2009	0.230	53,294	Bear
2/9/2009	0.230	647,729	Red Oak
2/9/2009	0.230	265,881	Red Oak
2/10/2009	0.230	44,520	Pinnacle
2/10/2009	0.230	167,480	Red Oak
2/11/2009	0.230	3,150	Pinnacle
2/11/2009	0.230	11,850	Red Oak
2/12/2009	0.240	167,339	Pinnacle
2/12/2009	0.230	11,781	Pinnacle
2/12/2009	0.240	629,512	Red Oak
2/12/2009	0.230	44,319	Red Oak
2/13/2009	0.324	69,825	Pinnacle
2/13/2009	0.400	154,140	Pinnacle
2/13/2009	0.324	262,675	Red Oak
2/13/2009	0.400	579,860	Red Oak

B-1

EXHIBIT C

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth information regarding the beneficial ownership of CLST’s Common Stock by each person or group known to own more than five percent of the outstanding shares of CLST’s Common Stock, each of the Company’s executive officers named in the Summary Compensation Table of CLST’s proxy statement, each of the Company’s directors, and all of its directors and executive officers as a group.

The following table sets forth certain information with respect to beneficial ownership of CLST’s Common Stock by and its director nominees as of October 14, 2009, the most recent date practicable disclosed in the Company’s Quarterly Report on Form 10-Q/A filed November 5, 2009 for the quarterly period ended August 31, 2009. As of October 14, 2009, the Company states that 23,949,282 shares of its Common Stock were issued and outstanding.

The following table sets forth certain information with respect to beneficial ownership of the Company’s Common Stock as of October 14, 2009 by:

- each person who is known by us to beneficially own more than five percent of the Company’s common stock; and

- each of the Company’s directors at that date and nominees and named executive officers; and all directors and officers as a group.

	Shares Beneficially Owned(1)(2)
Name and Address of Beneficial Owner	Number	Percent (1)
Red Oak Partners, LLC, New York, NY	4,561,554(2)	19.0%
Robert S. Kaiser	640,413(3)	2.7%
Stark Investments, St. Francis, WI	3,267,254(4)	13.6%
David Tornek	932,323(5)	3.9%
Timothy S. Durham	3,474,471(6)	14.5%

Directors and executive officers as a group	4,647,207	21.0%

C-1

(1) Based on 23,949,282 shares of common stock outstanding as of the record date.

(2) Red Oak Partners, and therefore Mr. Sandberg, managing member of Red Oak Partners, beneficially owns 4,561,554 shares of common stock. Red Oak Fund is controlled by Red Oak Partners. Red Oak Partners manages Bear Fund and makes its investment decisions. Pinnacle Fund is controlled by Pinnacle Partners, which is controlled by Red Oak Partners. Therefore, Red Oak Partners may be deemed to beneficially own (i) the 3,341,106 shares of common stock held by Red Oak Fund, (ii) the 960,448 shares of common stock beneficially owned by Pinnacle Partners through Pinnacle Fund, and (iii) the 260,000 shares of common stock held by Bear Fund.

(3) Includes 73,676 shares held in a partnership controlled by Mr. Kaiser and his wife, as well as a restricted stock grant, 100,000 shares of which vested on December 1, 2008, and the remaining 200,000 of which vest in two equal annual installments on December 1, 2009 and December 1, 2010. Also includes options to purchase 130,000 shares of common stock, 80,000 of which expire on December 12, 2011 and 50,000 of which expire on January 22, 2013. Also includes 12,990 shares of common stock acquired in a privately negotiated purchase on September 23, 2009.

(4) Based on an amended Schedule 13G filed with the SEC on February 14, 2007 by Michael A. Roth and Brian J. Stark, filing as joint filers pursuant to Rule 13d-1(k) under the Exchange Act. Mr. Roth and Mr. Stark reported shared voting and dispositive power with respect to all shares shown as beneficially owned in such filing. The 3,267,254 shares of common stock and percentage ownership represent the combined indirect holdings of Michael A. Roth and Brian J. Stark. All of the foregoing represents an aggregate of 3,267,254 shares of common stock held directly by Stark Master Fund Ltd. (“Stark”). The Reporting Persons are the Managing Members of Stark Offshore Management LLC (“Stark Offshore”), which serves as the investment manager of Stark. Through Stark Offshore, Michael A. Roth and Brian J. Stark share voting and dispositive power over all of the foregoing shares.

(5) Includes a restricted stock grant, 100,000 shares of which vested on March 5, 2009, and the remaining 200,000 of which vest in two equal annual installments on March 5, 2010 and March 5, 2011. Also includes 30,000 shares of common stock acquired in open market purchases on September 17, 2009, and 418,003 shares of common stock acquired in a privately negotiated purchase on September 24, 2009.

(6) Includes a restricted stock grant, 100,000 shares of which vested on December 1, 2008, and the remaining 200,000 of which vest in two equal annual installments on December 1, 2009 and December 1, 2010. Also, this amount includes 1,969,077 shares of common stock based upon the Schedule 13D filed with the SEC on February 27, 2009, by Mr. Durham, DC Investments, LLC, an Indiana limited liability company (“DC Investments”), Fair Holdings, Inc., an Ohio corporation and wholly owned subsidiary of DC Investments (“Fair Holdings”) and Fair Finance Company, an Ohio corporation (“Fair”). Mr. Durham is the managing member of DC Investments, the Chairman of the Board of Directors of Fair Holdings and the Chief Executive Office and a member of the Board of Directors of Fair, and therefore, Durham may be deemed to beneficially own the 1,969,077 shares of common stock held by Fair. Mr. Durham reported shared voting and dispositive power with respect to such 1,969,077 shares.

C-2

PROXY

THIS PROXY IS SOLICITED BY RED OAK AND NOT

BY THE BOARD OF DIRECTORS OF CLST HOLDINGS, INC.

ANNUAL MEETING OF STOCKHOLDERS FOR FISCAL 2008

The undersigned stockholder(s) of CLST Holdings, Inc. hereby appoints Charles Bernard and David Sandberg , and each or any of them with full power of substitution, as Proxy for the undersigned to vote all shares of common stock, par value $0.01, of CLST Holdings, Inc. (the “Company”), which the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held on December 15, 2009, or any adjournment(s) or postponement(s) thereof (the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned.

If properly executed, this proxy will be voted as directed on the reverse side. If no direction is given, this proxy will be voted FOR the Red Oak nominees and AGAINST Proposal 2, the ratification of Whitley Penn LLP as the Company’s independent registered public accounting firm for the fiscal year ending November 30, 2008, and in the discretion of the proxies as to any other matter which may properly come before the Annual Meeting or any adjournment(s) or postponement(s) thereof.

IMPORTANT: PLEASE SIGN AND DATE ON THE REVERSE SIDE AND RETURN THIS BLUE PROXY CARD USING THE ENCLOSED POSTAGE-PAID ENVELOPE

You may also vote your shares electronically through the Internet or by telephone up until 11:59 P.M. Central Standard Time the day before the Annual Meeting date. If you choose to vote through the Internet or by telephone, there is no need to return the enclosed Blue proxy card.

To Vote by Internet

•	Log on to the Internet and go to the web site http://www.ourmaterials.com/redoakfund

•

Have the enclosed Blue proxy card on hand when you access the web site and you will be prompted to enter your 12-digit Control Number, which is located below, to obtain your records and to create an electronic voting instruction form.

To Vote by Telephone

•	Use any touch-tone telephone to dial 1-800-322-2885.

•

Have the enclosed Blue proxy card on hand when you call, and you will be prompted to enter your 12-digit Control Number, which is located below, to vote. Follow the instructions that the Vote Voice provides you.

WE URGE YOU TO VOTE FOR OUR DIRECTORS, AGAINST PROPOSALS 2 AND 3, AND FOR PROPOSALS 4,5, 6, 7, AND 8.

 Red Oak recommends a Vote FOR Proposal 1, AGAINST Proposals 2 AND 3, FOR proposal 4, and AGAINST proposals 5, 6, and 7.

1.	Proposal to elect the Red Oak Nominees to the Board of Directors

CHARLES BERNARD              ☐ FOR   ☐ WITHHOLD

DAVID SANDBERG                 ☐ FOR   ☐ WITHHOLD

2.	The ratification of Whitley Penn LLP as CLST Holdings, Inc.’s independent registered public accounting firm for the fiscal year ending November 30, 2009.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3. Shareholder ratification of the Amended and Restated 2008 Long Term Incentive Plan.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4. Shareholder request to proceed with the 2007 shareholder-approved plan of dissolution. This proposal is being made to confirm whether shareholders wish to proceed with the already-approved plan.

☐ FOR	☐ AGAINST	☐ ABSTAIN

5. Shareholder rejection of the Amended and Restated 2008 Long Term Incentive Plan.

☐ FOR	☐ AGAINST	☐ ABSTAIN

6. Shareholder disapproval of the November 10, 2008 transaction whereby CLST Asset I, LLC, a wholly owned subsidiary of CLST Financo, Inc., a wholly owned direct subsidiary of CLST, entered into a purchase agreement to acquire all of the outstanding equity interests of FCC Investment Trust I.

☐ FOR	☐ AGAINST	☐ ABSTAIN

7. Shareholder disapproval of the December 12, 2008 transaction whereby CLST Asset Trust II, a newly formed trust wholly owned by CLST Asset II, LLC, a wholly owned subsidiary of CLST Financo, Inc. entered into a purchase agreement, effective as of December 10, 2008, to acquire certain receivables on or before February 28, 2009.

☐ FOR	☐ AGAINST	☐ ABSTAIN

8. Shareholder disapproval of the February 13, 2009 transaction whereby CLST Asset III, LLC, a newly formed, wholly owned subsidiary of CLST Financo, Inc., which is one of CLST’s direct, Wholly owned subsidiaries, purchased certain receivables, installment sales contracts and related assets owned by Fair Finance Company, which is partly owned by Timothy S. Durham, an officer and director of CLST.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Dated:                                                            , 2009

Signature

Signature (if held jointly)

Name:

Title:

Please date this proxy, sign exactly as your name(s) appears hereon and return this proxy promptly using the enclosed envelope. Where stock is owned by more than one person, all owners should sign the proxy. When signing as attorney, executor, trustee or guardian, please give your full title. If there is more than one trustee, all should sign. If a corporation, please sign in full corporate name by the president or other authorized officer. If a partnership, please sign in partnership name by an authorized person.